Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2015 Results

•	Q4 Revenue Up 12.1% to $127.4 million; up 21.6% on a Constant Currency Basis
•	Q4 Net Income Attributable to Controlling Interest of $18.7 million; Diluted EPS of $0.53; Adjusted diluted EPS of $0.55

•	FY15 Revenue Up 11.6% to $499.5 million; up 22.1% on a Constant Currency Basis
•	FY15 Net Income Attributable to Controlling Interest of $77.8 million; Diluted EPS of $2.19; Adjusted diluted EPS of $2.36

•	Company Issues FY16 Guidance and Announces $40 million Share Repurchase Program

MP MENASHE, Israel--(BUSINESS WIRE)—Caesarstone Sdot-Yam Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its fourth quarter and fiscal year ended December 31, 2015.

Revenue in the fourth quarter of 2015 increased by 12.1% to $127.4 million compared to $113.6 million in the prior year. On a constant currency basis, fourth quarter revenue growth was 21.6% year-over-year. Growth was primarily driven by continued demand in the United States, the Company's largest market, with Canada and Australia delivering the highest growth rates on a constant currency basis.

Yosef Shiran, Chief Executive Officer, commented, “We are pleased with our results for the quarter and year.  We successfully grew our business, accomplished the opening of our new manufacturing facility in the United States, strengthened our brand leadership position around the world, introduced new, innovative designs and expanded our product offering.  We are positioned well to further grow our business.”

Gross margin in the fourth quarter was 37.9% compared to 43.0% in the prior year period. The decrease was primarily driven by costs related to the ramp up of both lines in the Company's U.S. manufacturing facility and the impact of significant negative exchange rate fluctuations, which were partially offset by favorable product mix and lower raw material costs.

Operating expenses in the fourth quarter were $25.6 million, or 20.1% of revenues. This compares to the prior year fourth quarter's level of $25.9 million, or 22.8% of revenues. The improvement was primarily due to increased operating leverage as well as a foreign exchange benefit.

Operating income in the fourth quarter was $22.6 million, a decrease of 1.5% compared to $23.0 million in the fourth quarter of 2014.  This decrease is the result of lower gross profit.

Adjusted EBITDA, which excludes the impact of share-based compensation expenses, the excess cost of acquired inventory, expenses for legal settlements and loss contingencies and other non-recurring items, was $30.4 million in the fourth quarter, a margin of 23.9%. This compares to adjusted EBITDA of $28.1 million, a margin of 24.8%, in the fourth quarter of the prior year.

Finance expenses in the fourth quarter were $0.7 million compared to finance income of $0.9 million during the same period in the prior year.  The change was primarily due to lower net gains related to currency exchange rates fluctuation in the fourth quarter of 2015 compared with the fourth quarter of 2014.

The Company reported net income attributable to controlling interest for the fourth quarter of 2015 of $18.7 million compared to $20.4 million in the same quarter in the prior year. Diluted earnings per share for the fourth quarter were $0.53 on 35.45 million shares, compared to $0.58 on 35.44 million shares in the prior year. On an adjusted basis, diluted earnings per share in the fourth quarter were $0.55 compared to $0.59 in the prior year.

Full-Year Results

Revenues for the full year of 2015 grew by 11.6% to $499.5 million compared to $447.4 million in 2014. On a constant currency basis, growth was 22.1% year over year. The revenue increase was led by the United States, which grew by 20.3% and remains the Company's largest market.  On a constant currency basis, revenue growth was broad-based, with Canada and Australia delivering the highest growth rates.

Full-year gross margin was 40.1%, a decrease of 230 basis points compared to the prior-year. The gross margin decline year-over-year was driven primarily by the excess costs related to the ramp-up of production in the Company's U.S. manufacturing facility and the impact of significant negative exchange rate fluctuations, which were partially offset by favorable product mix and lower raw material costs.

Operating expenses in 2015 were 20.8% of revenue compared to 21.1% in the prior year, reflecting the benefits of scale and increased volume. Operating expenses in 2015 included $4.7 million non-cash legal settlement and loss contingencies expenses.

Operating income margin in 2015 was 19.3%, compared with 21.2% in the prior year, reflecting lower gross margin and legal settlement and loss contingencies expenses mentioned above.

Adjusted EBITDA in 2015 increased by 7.8% to $125.7 million, a margin of 25.2%, compared to $116.6 million, a margin of 26.1%, in 2014.

Adjusted net income attributable to controlling interest for the full year of 2015 was $83.7 million, a slight increase compared to 2014 level of $82.5 million. Adjusted diluted earnings per share were $2.36 in 2015, compared to $2.33 in the prior year.

The Company's balance sheet as of December 31, 2015 remained solid, following strong cash flow from operations, with cash, cash equivalents and short-term bank deposits of $62.8 million, after $76.5 million cash spent on capital expenditures.

The Company is ramping up its U.S. manufacturing facility in Richmond Hill, Georgia with both lines operating at a higher pace. This ramp will enable the Company to better serve the U.S. market and support the Company's ongoing growth.

Share repurchase

The Company also announced today that its Board of Directors has authorized a $40 million ordinary share repurchase program.  The Board noted that this authorization reflects its commitment to drive value to shareholders, the Company’s strong balance sheet, and confidence that Caesarstone is well positioned to generate significant future free cash flow.  Under the authorization, the Company may repurchase shares in the open market from time to time, subject to regulatory requirements.  The program does not obligate the Company to acquire any specific number of shares and may be suspended or discontinued at any time.

Guidance

The Company today issued guidance for the full-year of 2016. Taking into consideration, among other items, current exchange rates, it expects its 2016 revenue to be in the range of $550 million to $565 million, and adjusted EBITDA to be in the range of $138 million to $145 million.

Conference Call Details

Yosef Shiran, the Company’s Chief Executive Officer, and Yair Averbuch, the Company’s Chief Financial Officer, will host a conference call today, February 10, 2016, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-359-3624 or +1-719-325-2215 (international). The toll-free Israeli number is 1 80 924 5906. The pass code is 5795404.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 5795404.  The replay will be available beginning at 11:30 a.m. ET on Wednesday, February 10, 2016 and will last through 11:59 p.m. ET February 24, 2016.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$62,807	$54,327
Trade receivables, net	59,185	56,217
Other accounts receivable and prepaid expenses	32,230	22,729
Inventories	95,479	80,212

Total current assets	249,701	213,485

LONG-TERM ASSETS:
Severance pay fund	3,296	3,744
Other receivables long-term	8,603	759

Total long-term assets	11,899	4,503

PROPERTY, PLANT AND EQUIPMENT, NET	225,438	172,993

OTHER ASSETS	6,883	10,059

GOODWILL	35,821	37,960

Total assets	$529,742	$439,000

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$3,241	$-
Short-term loans from related parties	2,492	2,748
Trade payables	46,382	59,430
Account payables to related parties	759	1,227
Accrued expenses and other liabilities	27,986	25,774

Total current liabilities	80,860	89,179

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,472	8,993
Legal settlements and loss contingencies long-term	11,190	-
Accrued severance pay	4,309	4,217
Long-term warranty provision	934	1,145
Deferred tax liabilities, net	14,767	4,935
Share-based payment	148	805

Total long-term liabilities	39,820	20,095

REDEEMABLE NON-CONTROLLING INTEREST	8,841	8,715

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	370	369
Additional paid-in capital	142,765	139,964
Accumulated other comprehensive loss	(1,892)	(534)
Retained earnings	258,978	181,212

Total equity	400,221	321,011

Total liabilities and equity	$529,742	$439,000

Caesarstone Sdot-Yam Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$127,361	$113,640	$499,515	$447,402
Cost of revenues	79,143	64,724	299,290	257,751

Gross profit	48,218	48,916	200,225	189,651

Operating expenses:
Research and development	993	699	3,052	2,628
Marketing and selling	15,047	14,763	59,521	55,870
General and administrative	9,599	10,464	36,612	36,111
Legal settlements and loss contingencies, net	(64)	-	4,654	-

Total operating expenses	25,575	25,926	103,839	94,609

Operating income	22,643	22,990	96,386	95,042
Finance expenses, net	688	(908)	3,085	1,045

Income before taxes on income	21,955	23,898	93,301	93,997
Taxes on income	2,563	3,310	13,843	13,738

Net income	$19,392	$20,588	$79,458	$80,259

Net income attributable to non-controlling interest	(682)	(173)	(1,692)	(1,820)
Net income attributable to controlling interest	$18,710	$20,415	$77,766	$78,439
Basic net income per ordinary share	$0.53	$0.58	$2.21	$2.25
Diluted net income per ordinary share	$0.53	$0.58	$2.19	$2.22
Weighted average number of ordinary shares used in computing basic income per ordinary share	35,294,755	35,117,542	35,252,596	34,932,000
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,451,861	35,440,620	35,463,698	35,394,499

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Selected Condensed consolidated statements of cash flows (Unaudited)

	Twelve months ended December 31,
U.S. dollars in thousands	2015	2014

Cash flows from operating activities:

Net income	$79,458	$80,259
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,334	17,176
Share-based compensation expense	2,293	2,642
Accrued severance pay, net	540	(26)
Changes in deferred tax, net	7,051	(2,580)
Legal settlemnets and loss contingencies, net	4,653	-
Increase in trade receivables	(2,968)	(3,913)
Decrease (increase) in other accounts receivable and prepaid expenses	(3,069)	1,393
Increase in inventories	(15,267)	(22,345)
Increase (decrease) in trade payables	(8,659)	1,811
Decrease in warranty provision	(447)	(4)
Increase (decrease) in accrued expenses and other liabilities including related parties	(258)	1,611

Net cash provided by operating activities	85,661	76,024

Cash flows from investing activities:

Settlement of contingent liability in connection with Prema Asia acquisition	-	(150)
Purchase of property, plant and equipment	(76,495)	(86,373)
Decrease (increase) in long term deposits	(1,228)	844

Net cash used in investing activities (*)	(77,723)	(85,679)

Cash flows from financing activities:

Dividend paid	-	(20,025)
Changes in short-term bank credit and loans, net	3,241	(5,454)
Repayment of a financing leaseback related to Bar-Lev transaction	(1,092)	(1,192)

Net cash provided by (used in) financing activities	2,149	(26,671)

Effect of exchange rate differences on cash and cash equivalents	(1,607)	(1,594)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	8,480	(37,920)
Cash and cash equivalents and short-term bank deposits at beginning of the period	54,327	92,248

Cash and cash equivalents and short-term bank deposits at end of the period	$62,807	$54,328

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(4,389)	6,992

(*) Cash used in investing activities does not include changes in bank deposits as such balance is included in the “cash and cash equivalents and short term bank deposits” line at the beginning and end of the period.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2015	2014	2015	2014

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$19,392	$20,588	$79,458	$80,259
Finance expenses, net	688	(908)	3,085	1,045
Taxes on income	2,563	3,310	13,843	13,738
Depreciation and amortization	6,706	4,436	22,334	17,176
Legal settlements and loss contingencies (a)	(64)	-	4,654	-
Excess cost of acquired inventory (b)	-	-	-	231
Share-based compensation expense (c)	1,147	700	2,293	2,642
Follow-on offering expenses (d)	-	-	-	657
Provision for employees fringe benefits (e)	-	-	-	939
Settlement with the tax authorities (f)	-	-	-	(134)
Adjusted EBITDA (Non-GAAP)	$30,432	$28,126	$125,667	$116,553

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's  subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company. In addition, includes expenses for phantom awards granted and related payroll expenses as a result of exercises.

(d)	Consists of direct expenses related to a follow-on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2015	2014	2015	2014

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$18,710	$20,415	$77,766	$78,439
Legal settlements and loss contingencies (a)	(64)	-	4,654	-
Excess cost of acquired inventory (b)	-	-	-	231
Share-based compensation expense (c)	1,147	700	2,293	2,642
Follow-on offering expenses (d)	-	-	-	657
Provision for employees fringe benefits (e)	-	-	-	939
Settlement with the tax authorities (f)	-		-	(134)
Tax adjustment (g)	-	-	-	342
Total adjustments	1,083	700	6,947	4,677
Less tax on non-tax adjustments (h)	103	95	1,031	618
Total adjustments after tax	979	605	5,916	4,059

Adjusted net income attributable to controlling interest (Non-GAAP)	$19,689	$21,020	$83,682	$82,498
Adjusted diluted EPS (i)	$0.55	$0.59	$2.36	$2.33

(a)	Consists of legal settlements expenses and loss contingencies, net, related to silicosis claims.
(b)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's   subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(c)
Share-based compensation includes expenses related to stock options and restricted stock units granted to employees of the Company. In addition, includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(d)	Consists of direct expenses related to a follow-on offering that closed in June 2014.
(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007.
(g)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(h)	Tax adjustments for the three and twelve months ended December 31, 2015 and 2014 were based on the effective tax rates for these periods, respectively.
(i)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2015	2014	2015	2014

USA	$56,549	$49,599	$223,341	$185,583
Australia	30,687	27,985	110,290	107,539
Canada	17,879	13,843	70,739	57,898
Israel	9,592	8,874	39,645	41,286
Europe	5,479	4,980	23,948	23,109
Rest of World	7,175	8,359	31,551	31,987
	$127,361	$113,640	$499,515	$447,402